Investment Office	(916) 795-3400 phone (916) 796-2842 fax	www.calpers-governance.org

February 3, 2011

Dear Apple Inc. Shareowner:

SUPPORT PROPOSAL #6 TO PROVIDE FOR MAJORITY VOTE IN DIRECTOR ELECTIONS

We are writing to ask for your support to vote FOR Proposal #6 at the Apple Inc. February 23, 2011 annual meeting of shareowners. CalPERS is the nation’s largest public pension fund with approximately $227 billion in assets and as of record date December 27, 2010, CalPERS owned approximately 2,642,237 shares of Apple common stock. Proposal #6 is a non-binding shareowner proposal asking the Board of Directors to amend the Company’s articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections. CalPERS urges Apple shareowners to vote “FOR” Proposal #6.

MAJORITY VOTING STANDARDS BECOMING MORE PREVELANT

Plurality voting is rapidly being replaced with majority voting in uncontested director elections. This trend not only applies to mid-sized and small companies, but there is a growing number of large companies adopting a majority vote standard. Approximately 80% of the companies in the S&P 500 and 60% of the companies in the Russell 1000 have adopted some form of majority voting – an indication of the current direction of good corporate governance. Further, it is important to note that according to The Corporate Library and recent Form 8-K filings four of the seven California incorporated companies in the S&P 500 have adopted a form of majority voting, including Edison International, Sempra Energy, PG&E, and Cisco Systems. These California incorporated companies have adopted majority voting despite Apple’s claim that the mechanics of California law creates additional difficulties and complexities.

CURRENT PLURALITY STANDARD DISENFRANCHISES SHAREOWNERS

CalPERS believes that a plurality voting standard effectively disenfranchises shareowners when directors run unopposed. This is why we believe a majority voting standard is a necessary provision to provide shareowners with the ability to hold corporate directors accountable for their performance. Under the existing plurality standard, uncontested director nominees can be elected with a single “For" vote because “Withheld” votes have no legal effect. Under our proposed majority voting standard, director candidates in uncontested elections must receive the affirmative vote of a majority of shares represented and voting at a duly held meeting in which a quorum is present. We believe a majority voting standard will better protect shareowner interests in the face of future uncertainties and heighten director accountability.

CalPERS Public Employees’ Retirement System Shareowner Alert

YOU CAN HELP – VOTE FOR PROPOSAL #6

We urge you to vote FOR proxy proposal #6 asking Apple to take the steps necessary to institute a majority voting standard for the uncontested election of directors in place of the existing plurality standard:

• Send a message by voting FOR proposal # 6 on the Apple Inc. proxy card;

• Ensure every account, no matter how many or how few shares, supports this proposal;

• Support this important effort to provide for board room accountability and protection of shareowner rights; and

• Inform us about your support of CalPERS efforts to foster heighted director accountability through majority voting in uncontested director elections.

Sincerely,

ANNE SIMPSON

Senior Portfolio Manager – Head of CalPERS Corporate Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to Apple Inc. For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165. Should you have other proposal specific questions please feel free to contact Todd Mattley, CalPERS Investment Officer at Todd_Mattley@calpers.ca.gov or 916-795-0565.

CalPERS Public Employees’ Retirement System Shareowner Alert